Exhibit 99.1

First Quarter 2009

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Introduction

The following Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Æterna Zentaris Inc. for the three-month period ended March 31, 2009. In this MD&A, the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements and related notes for the three-month periods ended on March 31, 2009 and 2008. Our consolidated financial statements, reported in United States dollars (“US dollars”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”).

All amounts presented in this MD&A are in US dollars, except where otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless requested to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes the information we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or where it is quite likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, an MD&A, a Proxy Circular, an Annual Report on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priorities in drug development are our Phase 3 program in benign prostatic hyperplasia (“BPH”) with our lead endocrinology compound, cetrorelix, and our Phase 2 program in advanced endometrial and ovarian cancers with our lead oncology compound, AEZS-108.

Key Developments for the Three Months Ended March 31, 2009

Drug Development

Status of our drug pipeline as at March 31, 2009

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial

120,000 compound library	AEZS-115 (endometriosis & urology) AEZS-120 (oncology vaccine) AEZS-126 (Erk & PI3K Inhibitors - oncology) AEZS-127 (oncology) Ghrelin receptor ligands (endocrinology)	AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (in vitro fertilization)

Partners

Cetrorelix:
Shionogi in Japan

Ozarelix :
Spectrum in North America and India, Nippon Kayaku in Japan (oncology)

Ozarelix (BPH):
Handok in Korea, Indonesia, Malaysia, the Philippines and Singapore

Perifosine:
Keryx in North America

Cetrorelix (BPH): Sanofi-aventis in U.S.A. Handok in Korea

Cetrotide®: Merck Serono (World ex-Japan) Nippon Kayaku / Shionogi (Japan)

Cetrorelix

During the three months ended March 31, 2009, we continued to advance the Phase 3 program of cetrorelix in BPH.

The North American trial (Z033) completed patient recruitment in April 2008 (667 patients randomized). We expect the results from the double-blind portion of the study to be available during the third quarter of 2009.

The European trial (Z036) also has all of its patients enrolled since September 2008 (420 patients randomized). We expect the results from the double-blind portion of the study to be available during the fourth quarter of 2009.

Similarly, the safety trial (Z041) is also fully enrolled (528 patients randomized), and we expect the results to be available during the fourth quarter of 2009.

During the first quarter of 2009, we initiated the screening of patients within our QTc safety trial (Z043) with the objective of disclosing the results by the fourth quarter of 2009. We also held a data safety monitoring board for Z036, which recommended the continuity of our ongoing trials without any changes. Our focus is now on the execution of our studies (Z033, Z036, Z041 and Z043) and on preparing for the analysis of forthcoming results.

AEZS-108

Phase 2 trials with AEZS-108 are ongoing, as scheduled. For both indications, advanced endometrial and ovarian cancers, we continue to progress into the second stage of development according to the Simon design protocol. Data indicate one complete response and several partial tumor responses, in addition to stabilization of disease in a number of other patients, which we find very encouraging to pursue further development.

AEZS-112

We are pursuing a Phase 1 trial with 41 patients enrolled in the study. An abstract has been presented in April 2009 at the American Association for Cancer Research Annual Meeting (“AACR”). While we are continuing the Phase 1 trial, we plan to further develop this compound.

Perifosine

During the quarter, we finalized the European non-small cell lung cancer study with perifosine studied as a radiosensitizer. Data are expected in the second quarter of 2009. Our partner, Keryx Biopharmaceuticals, Inc. (“Keryx”), presented posters and gave a presentation on perifosine at the AACR annual meeting in Denver in April 2009. Further development is expected from Keryx during 2009.

Corporate Developments

Cetrorelix Development, Commercialization and Licensing Agreement

On March 4, 2009, we entered into a development, commercialization and license agreement with sanofi-aventis (“sanofi”) for the development, registration and marketing of cetrorelix in BPH for the US market. Under the terms of the agreement, sanofi-aventis made an upfront nonrefundable license fee payment to us of $30.0 million. Also per the agreement, we will be entitled to receive a total of $135.0 million in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, we will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product, currently under development, in that territory.

In accordance with applicable accounting guidance as outlined in note 3 to our consolidated financial statements as at and for the three-month period ended March 31, 2009, we have deferred the nonrefundable license fee and are amortizing the related payment as revenue on a straight-line basis over the estimated life cycle of the product that is currently under development following our efforts relating to cetrorelix in BPH. The estimated product life cycle approximates the duration of our continuing involvement and performance obligations under the agreement with sanofi, as well as the expected period over which sanofi will derive value from the use of, and access to, the license.

In determining the period over which license revenues are to be recognized, we have considered the remaining life of pertinent applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, we may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of existing patents or the addition of new patents, the economic lives of competing products and other events that would significantly change the duration of our continuing involvement and performance obligations and/or pertinent benefits expected to be derived by sanofi.

Future regulatory and commercial milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, we will recognize royalty revenues as earned, based on the contractual percentages applied to the actual net sales achieved by sanofi, as per the underlying agreement.

As a result of entering into the agreement with sanofi, we are obliged to pay a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby we obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various substances, including cetrorelix. This royalty, amounting to $3.0 million, has been deferred and is being amortized to selling expenses over the same period and under the same method as the revenue recognition period of the license fee revenues.

In this MD&A, the events and transactions associated with the aforementioned agreement with sanofi are referred to as the sanofi-aventis Transaction.

Consolidated Interim Results of Operations

Quarterly Consolidated Statements of Loss (unaudited)

	Quarters ended March 31,
	2009	2008
	$	$
Revenues
Sales and royalties	4,971	7,942
License fees and other	1,140	1,806
	6,111	9,748
Operating expenses
Cost of sales	3,694	4,604
Research and development costs, net of tax credits and grants	11,437	13,689
Selling, general and administrative	3,554	4,404
Depreciation and amortization
Property, plant and equipment	311	369
Intangible assets	557	840
	19,553	23,906
Loss from operations	(13,442)	(14,158)
Other income (expenses)
Interest income	156	277
Interest expense	(2)	(15)
Foreign exchange gain	900	2,255
Gain on disposal of long-lived assets held for sale	—	775
	1,054	3,292
Net loss for the period	(12,388)	(10,866)
Net loss per share
Basic and diluted	(0.23)	(0.20)
Weighted average number of shares
Basic and diluted	53,187,470	53,187,470

Consolidated Revenues

Consolidated revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization and, prior to March 2008, from Impavido® (miltefosine), marketed for the treatment of leishmaniasis, as well as from active pharmaceutical ingredients. Royalties are derived from Cetrotide® and, prior to the fourth quarter of 2008, were payable by our partner, ARES Trading S.A. (“Merck Serono”). Beginning on October 1, 2008, royalty revenues derived from Merck Serono’s net sales of Cetrotide® are recognized via the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the sale of the underlying future royalty stream to Cowen Healthcare Royalty Partners L.P. (“Cowen”).

License fees are derived from non-periodic milestone payments, research and development (“R&D”) contract fees and amortization of upfront payments received from our licensing partners.

Consolidated sales and royalties were to $5.0 million for the three-month period ended March 31, 2009, compared to $7.9 million for the same period in 2008. This decrease is related to lower royalty revenues having been recognized in the first quarter of 2009 in connection with our agreement with Merck Serono. Amortization of the proceeds received from Cowen for the three months ended March 31, 2009 was lower than the royalty revenues generated and payable directly by Merck Serono during the first quarter of 2008. The comparative decrease in sales and royalties is also attributable to euro to US dollar exchange rate fluctuations, given the comparative strengthening of the US dollar in the first quarter of 2009 vis-à-vis the euro.

Sales and royalties of the second quarter 2009 are expected to be similar as compared to the first quarter 2009.

License fee and other revenues decreased to $1.1 million for the three-month period ended March 31, 2009, compared to $1.8 million for the same period in 2008.

License fee and other revenues are expected to increase in the second quarter of 2009, compared to the first quarter of 2009.

Consolidated Operating Expenses

Consolidated cost of sales decreased to $3.7 million for the three-month period ended March 31, 2009 compared to $4.6 million for the same period in 2008. This decrease is largely attributable to the absence of Impavido® sales during the three-month period ended March 31, 2009, compared to the same period in 2008. However, consolidated cost of sales as a percentage of sales and royalties has increased from 58% in the first quarter of 2008 to 74% in the first quarter of 2009 largely due to the comparative quarter-to-quarter decrease in royalty revenues, as explained above.

Cost of sales as a percentage of sales and royalties is expected to increase slightly through the remainder of 2009.

Consolidated R&D costs, net of tax credits and grants, were $11.4 million for the three-month period ended March 31, 2009, compared to $13.7 million for the same period in 2008.

The comparative decrease in net R&D costs is largely attributable to euro to US dollar exchange rate fluctuations, given the comparative strengthening of the US dollar in the first quarter of 2009 vis-à-vis the euro.

While we expect net R&D costs to increase in the second quarter of 2009, compared to the first quarter of 2009, we continue to expect overall net R&D costs to decrease by between $4.0 million and $6.0 million for the full year 2009, as compared to full year 2008.

The following table summarizes primary third-party R&D costs, by product, incurred by the Company during the three-month period ended March 31, 2009.

(in thousands, except percentages)

Product	Status	Indication	Net third- party R&D costs (unaudited)%
			$

Cetrorelix	Phase 3	BPH	6,227	84.3

AEZS-108	Phase 2	Endometrial and ovarian cancers	14	0.2

Perifosine	Phase 2	Oncology	64	0.9

Ozarelix	Phase 2	BPH and prostate cancer	97	1.3

AEZS-112	Phase 1	Cancer	210	2.8

AEZS-126/Erk PI3K	Preclinical	Cancer	294	4.0

Ghrelin receptor	Preclinical	Endocrinology and oncology	117	1.6

AEZS-115/LHRH antagonist	Preclinical	Endocrinology and oncology	56	0.8

Other	Preclinical	Multiple	306	4.1
			7,385	100.0

Consolidated selling, general and administrative (“SG&A”) expenses were $3.6 million for the three-month period ended March 31, 2009, compared to $4.4 million for the same period in 2008. This decrease is primarily related to comparative euro-to-US dollar exchange rate fluctuations, as well as to continuing cost-saving measures that were implemented beginning in the second quarter of 2008.

We expect that SG&A expenses incurred in the second quarter of 2009 will be similar to the first quarter of 2009. Overall, we continue to expect a significant decrease of SG&A expenses for the full year 2009, as compared to the full year 2008 results.

Consolidated loss from operations decreased to $13.4 million for the three-month period ended March 31, 2009, compared to $14.2 million for the same period in 2008. This decrease is largely due to lower R&D and SG&A expenses for the three-month period ended March 31, 2009, compared to the same period in 2008, partly compensated by lower revenues less cost of sales, as explained above.

Consolidated total other income (expenses) for the three-month period ended March 31, 2009 was $1.1 million, compared to $3.3 million for the same period in 2008. This decrease is primarily attributable to a lower volume of foreign exchange gains recorded in the three-month period ended March 31, 2009, compared to the same period in 2008, due in large part to the fact that, effective January 1, 2009, all Company entities utilize the euro as their functional currency. This change, as discussed below, has resulted in the elimination of all foreign currency exposure risk on intra-group transactions. However, much of the net gain appearing in the first quarter of 2009 is related to foreign exchange gains that have been recognized in connection with the periodic remeasurement of our US and Canadian entities’ financial statements into the newly adopted functional currency. Also, total other income is lower in the first quarter of 2009, compared to the same quarter in 2008, due to the absence in the former quarter of a gain on the disposal of Impavido® that was recognized in March 2008.

Consolidated net loss for the three-month period ended March 31, 2009 was $12.4 million, or $0.23 per basic and diluted share, compared to $10.9 million, or $0.20 per basic and diluted share, for the same period in 2008. This increase is mainly related to lower foreign exchange gains recorded in the three-month period ended March 31, 2009, compared to the same period in 2008. The increase is also related to a gain recorded in the three-month period ended March 31, 2008 on the disposal of Impavido®, partially offset by the reduction in loss from operations in the three-month period ended March 31, 2009.

Consolidated Balance Sheet Information

(Unaudited)

(in thousands)	As at March 31, 2009	As at December 31, 2008
	$	$

Cash and cash equivalents	61,994	49,226
Short-term investments	477	493
Accounts receivable and other current assets	11,008	12,005
Property, plant and equipment	6,345	6,682
Other long-term assets	39,207	39,936
Total assets	119,031	108,342

Accounts payable and other current liabilities	25,990	22,121
Current portion of long-term payable	48	49
Long-term payable	143	172
Non-financial long-term liabilities	85,000	64,525
Total liabilities	111,181	86,867
Shareholders’ equity	7,850	21,475
Total liabilities and shareholders’ equity	119,031	108,342

The increase in cash and cash equivalents as at March 31, 2009, compared to December 31, 2008 is due primarily to the receipt of proceeds from sanofi, as discussed above, largely offset by recurring cash flows related to operating activities, as discussed below. The decrease in accounts receivable and other current assets for the same comparative dates is largely attributable to lower customer billings in the first quarter of 2009 and increased cash collections, partially offset by increases in inventory levels and the short-term portion of deferred charges (transaction costs) recorded in March 2009 in connection with the sanofi-aventis Transaction, discussed above.

The increase in accounts payable and other current liabilities results from a higher level of trade accounts payable as at March 31, 2009 compared to December 31, 2008, as well as from the increase in the short-term portion of deferred revenues following the receipt of proceeds, in December 2008, from Cowen in connection with our sale of future Merck Serono royalties, and from the increase in short-term deferred revenues and payable due to Tulane associated with the sanofi-aventis Transaction, discussed above.

The increase in non-financial long-term liabilities is primarily attributable to the increase in deferred revenues following receipt of the license fee payment in connection with the sanofi-aventis Transaction, discussed above, partially offset by a decrease in employee future benefits related mainly to employees in our German subsidiary.

The decrease in shareholders’ equity from December 31, 2008 to March 31, 2009 is almost entirely attributable to the increase in consolidated deficit due to the net loss for the three months ended March 31, 2009 and to the decrease of accumulated other comprehensive income, which in turn is comprised of cumulative translation adjustments.

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table summarizes future cash requirements with respect to these obligations.

	Payments due in
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	Over 3 years
	$	$	$	$
Long-term payable	191	48	95	48
Operating leases	14,076	2,016	4,054	8,006
Commercial commitments	18,687	14,768	1,666	2,253
Total	32,954	16,832	5,815	10,307

Outstanding Share Data

As at May 5, 2009, there were 53,187,470 common shares issued and outstanding, as well as 4,793,833 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and on the availability of funding from investors and prospective commercial partners.

Capital disclosures

Our objective in managing capital, composed of shareholders’ equity, is to ensure a sufficient liquidity position to finance our R&D activities, SG&A expenses, working capital and overall capital expenditures. We make every effort to manage our liquidity to minimize dilution to our shareholders.

Initially, we had funded our activities through public offerings of common shares and convertible term loans. More recently, however, we have increased our liquidity through non-dilutive transactions, including the sale of non-core assets and rights to future royalties and new licensing agreements.

Our capital management objective remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, in Phase 3 for BPH.

We are not subject to any capital requirements imposed by any regulators or any other external source.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the selling of non-core assets and other non-dilutive activities.

Our cash, cash equivalents and short-term investments amounted to $62.5 million as at March 31, 2009, compared to $49.7 million as at December 31, 2008. Possible additional operating losses and/or possible investments in complementary businesses or products may require additional financing. As at March 31, 2009, cash, cash equivalents and short-term investments of the Company included CAN$3.6 million and €20.4 million.

Short-term investments do not include asset-backed commercial paper affected by liquidity issues.

Based on our assessment, which takes into account the nonrefundable license fee payment received in connection with the development, commercialization and license agreement with sanofi, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following the balance sheet date of March 31, 2009.

Our strategy includes the monetization of assets from our extensive pipeline, as well as the establishment of partnerships to support the development and commercialization of our products.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows provided by operating activities were $15.3 million for the three-month period ended March 31, 2009, compared to cash used in operating activities of $8.2 million for the same period in 2008. The significant increase in cash provided by operating activities is due in large proportion to the net cash proceeds received in connection with the sanofi-aventis Transaction, discussed above, as well as from higher cash collections of trade accounts receivable and lower cash payments of accounts payable.

We expect net cash used in operating activities to increase significantly in future quarters of 2009, compared to the first quarter of 2009, as we return to expected recurring levels of net cash flows used to fund operations.

Investing Activities

Net cash used in investing activities amounted to $0.1 million for the three-month period ended March 31, 2009, compared to cash provided by investing activities of $16.6 million for the same period in 2008. This variation mainly is related to the absence in the first quarter of 2009 of proceeds from the sale and maturity of short-term investments and from the sale of long-lived assets held for sale.

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies since December 31, 2008, with the exception of the application of the new accounting guidance discussed below. A complete description of our critical accounting policies and estimates can be found in our consolidated financial statements as at and for the year ended December 31, 2008. A summary of pertinent differences between Canadian and US GAAP can be found in note 27 to our annual 2008 financial statements, while significant differences in the measurement and disclosure between Canadian and US GAAP as at and for the period ended March 31, 2009 are provided in note 12 to our interim consolidated financial statements.

New Accounting Standards

Impact of accounting standards adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to our interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on our interim consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. We early adopted this standard and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. We early adopted this standard and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. We early adopted this standard and will apply the provisions thereof prospectively to future business combinations, where applicable.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. We adopted EIC-173 on January 1, 2009, and such adoption did not have any impact on our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

We are currently evaluating the potential impact that could result from preparing our consolidated financial statements in accordance with IFRS, given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. The adoption of IFRS will have an impact on our consolidated financial statements, as well as on a wide range of operational and performance measures, beginning on January 1, 2011.

As previously disclosed, we have developed a formal plan for IFRS conversion and the related transition from current standards. Activities under that plan include, among other things, the identification and documentation of pertinent accounting and reporting differences between IFRS and Canadian GAAP; the choice of IFRS accounting policies, including consideration of elections available under IFRS 1, First-time Adoption of International Financial Reporting Standards; determination of the impact of conversion on internal controls, accounting systems and other business solutions and processes; and the development of training to assist appropriate employees in the transition to and ongoing compliance with IFRS.

To date, we have performed a high-level diagnostic that identified pertinent differences between IFRS and current accounting policies and procedures that conform to Canadian GAAP. Additionally, we have begun examining pertinent differences in more detail in order to begin solutions development activities.

Activities in connection with our IFRS implementation plan will continue throughout 2009, and we will provide required disclosures regarding the status of our plan.

Quarterly Summary Consolidated Results of Operations Information (unaudited)

(in thousands, except for per share data)

	Quarters ended
	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
	$	$	$	$

Revenues	6,111	7,244	11,029	10,457
Loss from operations	(13,442)	(16,315)	(12,386)	(19,525)
Net loss	(12,388)	(14,493)	(13,879)	(20,579)
Net loss per share
Basic and diluted	(0.23)	(0.27)	(0.26)	(0.39)

	Quarters ended
	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
	$	$	$	$

Revenues	9,748	10,240	11,044	11,551
Loss from operations	(14,158)	(11,664)	(9,461)	(5,326)
Net loss from continuing operations	(10,866)	(13,854)	(8,112)	(4,928)
Net loss	(10,866)	(13,636)	(8,704)	(4,846)
Net loss per share from continuing operations
Basic and diluted	(0.20)	(0.26)	(0.16)	(0.09)
Net loss per share
Basic and diluted	(0.20)	(0.26)	(0.16)	(0.09)

Outlook for 2009

We expect to disclose first efficacy results of our Phase 3 program in BPH with our lead endocrinology compound, cetrorelix, in the third quarter of 2009. Results for the second efficacy trial of this same program are expected in the fourth quarter of 2009. Results for the safety trial and the QTc trial are expected by the end of 2009.

In the fourth quarter of 2009, we expect to disclose Phase 2 results with AEZS-108 in advanced ovarian and endometrial cancers.

We will continue to seek business development opportunities from our extensive product pipeline.

As pertaining to liquidity, our expectation is that cash flows from operations will not proceed linearly throughout the year, largely due to the receipt of the $30.0 million nonrefundable upfront license fee payment from sanofi in March 2009, as discussed above.

We expect a significant use of cash flows in our operating activities during the second quarter of 2009, largely due to our ongoing Phase 3 program with cetrorelix in BPH, in addition to the expected $3.0 million payment due to Tulane, as discussed above.

Financial and Other Instruments

Foreign Currency Risk

Since we operate on an international scale, we are exposed to currency risks as a result of potential exchange rate fluctuations. For the three months ended March 31, 2009, we were not party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at May 5, 2009.

Since January 1, 2009, all foreign currency exposure risk on intra-group transactions has been eliminated, since the Company and all of its subsidiaries now use the euro as their functional currency.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist of notes issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three months ended March 31, 2009.

As at March 31, 2009, we did not have any interest in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital, as well as through other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. However, there is no assurance that we will be able to make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the equity markets in general have been subject to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

Delisting Risk

There can be no assurance that our common shares will remain listed on the NASDAQ Market. If we fail to meet any of NASDAQ’s continued listing requirements and NASDAQ attempts to enforce compliance with its rules, our common shares may be delisted from NASDAQ. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our Annual Report or Form 20-F for the financial year ended December 31, 2008 filed with the Canadian Securities Regulatory Authorities at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and investors are urged to consult such risk factors.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
May 5, 2009

Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

As at and for the three-month periods ended March 31, 2009 and 2008

(expressed in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at and for the three-month periods ended March 31, 2009 and 2008

Financial Statements

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Loss and Comprehensive Loss	4
Interim Consolidated Statements of Cash Flows	5
Notes to Interim Consolidated Financial Statements	6

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

(Unaudited)

	As at March 31, 2009	As at December 31, 2008
	$	$
ASSETS
Current assets
Cash and cash equivalents	61,994	49,226
Short-term investments	477	493
Accounts receivable
Trade	1,497	3,425
Other	958	1,100
Income taxes	85	48
Inventory (note 5)	3,670	3,385
Prepaid expenses and other current assets	4,798	4,047
	73,479	61,724
Property, plant and equipment	6,345	6,682
Deferred charges and other long-term assets	7,754	5,959
Intangible assets	21,942	23,894
Goodwill (note 4)	9,511	10,083
	119,031	108,342
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,498	13,690
Income taxes	758	800
Deferred revenues	10,734	7,631
Current portion of long-term payable	48	49
	26,038	22,170
Deferred revenues (note 3)	75,593	54,433
Long-term payable	143	172
Employee future benefits (note 7)	9,407	10,092
	111,181	86,867
SHAREHOLDERS’ EQUITY
Share capital	30,566	30,566
Other capital	79,729	79,669
Deficit	(115,202)	(102,814)
Accumulated other comprehensive income	12,757	14,054
	7,850	21,475
	119,031	108,342
Basis of presentation (note 1)
Evaluation of going concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst, MBA Director	Gérard Limoges, FCA Director

2

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share data)

(Unaudited)

	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance — December 31, 2008	53,187,470	30,566	79,669	(102,814)	14,054	21,475
Net loss for the period	—	—	—	(12,388)	—	(12,388)
Foreign currency translation adjustment	—	—	—	—	(1,297)	(1,297)
Stock based compensation costs	—	—	60	—	—	60
Balance — March 31, 2009	53,187,470	30,566	79,729	(115,202)	12,757	7,850

(Unaudited)

	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance — December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591
Net loss for the period	—	—	—	(10,866)	—	(10,866)
Foreign currency translation adjustment	—	—	—	—	(9)	(9)
Variation in fair value of short-term investments, net of income taxes	—	—	—	—	47	47
Stock based compensation costs	—	—	270	—	—	270
Balance — March 31, 2008	53,187,470	30,566	79,576	(53,863)	21,754	78,033

	As at March 31,
	2009	2008
	$	$
Accumulated Other Comprehensive Income
Consisting of the following:
Foreign currency translation adjustments	12,754	21,697

Variation in fair market value of short-term investments, net of income taxes	3	57

Accumulated Other Comprehensive income	12,757	21,754

Deficit	(115,202)	(53,863)

Total Accumulated Other Comprehensive Income and Deficit	(102,445)	(32,109)

The accompanying notes are an integral part of these consolidated financial statements.

3

Æterna Zentaris Inc.

Interim Consolidated Statements of Loss and Comprehensive Loss

For the three-month periods ended March 31, 2009 and 2008

(expressed in thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2009	2008
	$	$
Revenues
Sales and royalties	4,971	7,942
License fees and other	1,140	1,806
	6,111	9,748
Operating expenses
Cost of sales	3,694	4,604
Selling, general and administrative	3,554	4,404
Research and development costs, net of tax credits and grants	11,437	13,689
Depreciation and amortization
Property, plant and equipment	311	369
Intangible assets	557	840
	19,553	23,906
Loss from operations	(13,442)	(14,158)
Other income (expenses)
Interest income	156	277
Interest expense	(2)	(15)
Foreign exchange gain	900	2,255
Gain on disposal of long-lived assets held for sale	—	775
	1,054	3,292
Net loss for the period	(12,388)	(10,866)
Net loss per share
Basic and diluted	(0.23)	(0.20)
Weighted average number of shares (note 11)
Basic and diluted	53,187,470	53,187,470

Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended March 31,
	2009	2008
	$	$
Net loss for the period	(12,388)	(10,866)
Other comprehensive income:
Foreign currency translation adjustments	(1,297)	(9)
Variation in the fair value of short-term investments, net of income taxes	—	47
Comprehensive loss	(13,685)	(10,828)

The accompanying notes are an integral part of these consolidated financial statements.

4

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2009 and 2008

(expressed in thousands of US dollars)

(Unaudited)

	Three months ended March 31,
	2009	2008
	$	$
Cash flows from operating activities
Net loss	(12,388)	(10,866)
Items not affecting cash and cash equivalents
Depreciation and amortization	868	1,209
Stock based compensation costs	60	270
Gain on disposal of long-lived assets held for sale	—	(775)
Accretion on long term borrowings	—	15
Employee future benefits	(148)	185
Amortization of deferred charges and other long-term assets	1,264	95
Amortization of deferred revenues	(2,062)	(1,385)
Foreign exchange gain on items denominated in foreign currencies	(900)	(1,249)
Amortization of prepaid and other non-cash items	4,380	2,965
Changes in operating assets and liabilities (note 6)	24,196	1,294
Net cash provided by (used in) operating activities	15,270	(8,242)

Cash flows from financing activities
Repayment of long-term payable	(24)	—
Deferred share issue expenses	—	(450)
Net cash used in financing activities	(24)	(450)

Cash flows from investing activities
Proceeds from sale and maturity of short-term investments	—	8,374
Net proceeds from sale of long-lived assets held for sale	—	8,309
Purchase of property, plant and equipment	(60)	(56)
Proceeds from sale of property, plant and equipment	—	2
Acquisition of amortizable intangible assets	—	(15)
Net cash (used in) provided by investing activities	(60)	16,614

Effect of exchange rate changes on cash and cash equivalents	(2,418)	(1,336)

Net change in cash and cash equivalents	12,768	6,586

Cash and cash equivalents — Beginning of period	49,226	10,272

Cash and cash equivalents — End of period	61,994	16,858
Cash and cash equivalents components:
Cash	42,477	16,858
Cash equivalents	19,517	—
	61,994	16,858

The accompanying notes are an integral part of these consolidated financial statements.

5

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

1              Basis of presentation, use of estimates and evaluation of going concern

The accompanying interim consolidated financial statements of Æterna Zentaris, Inc. (“the Company”) as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 are unaudited. They have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information, which differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 12. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of the Company’s management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying interim consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and have been prepared on a basis consistent with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2008, except for the adoption of the new accounting standards described in note 2.

These interim consolidated financial statements do not include all of the disclosures applicable to annual consolidated financial statements. A full description of the Company’s accounting policies can be found in the Company’s consolidated financial statements as at and for the year ended December 31, 2008, available online at www.sedar.com, at www.sec.gov, and via the Company’s website at www.aezsinc.com. While management believes that the disclosures presented are adequate and highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported periods. Significant estimates are generally made in connection with the calculation of revenues, research and development expenses, stock based compensation costs, as well as in determining the allowance for doubtful accounts, inventory and provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets with finite lives, the valuation of intangible assets and goodwill, the fair value of stock options granted, employee future benefits and certain accrued liabilities. The Company bases its estimates on historical experience, where relevant, and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Evaluation of going concern, results of operations, and management’s plans:

Management is required to make an assessment of an entity’s ability to continue as a going concern and takes into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Management’s assessment took into account previously disclosed transactions, the signing of the development, commercialization and license agreement with sanofi-aventis, as discussed in note 3, as well as the Company’s strategic plan and corresponding budgets for 2009 and forecasts for 2010 and 2011. As a result of this assessment, management believes that the Company has sufficient financial resources to fund planned expenditures and other working capital needs for at least the 12-month period following the balance sheet date.

6

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

2              New accounting standards and pronouncements

a)     Adopted in 2009

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard applies to the Company’s interim and annual financial statements for periods beginning on January 1, 2009. Adoption of this standard has not had any impact on the interim consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Company early adopted this standard and will apply the provisions thereof prospectively to future business combinations.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards and establishes the standards for preparing consolidated financial statements and is effective for 2011. The Company early adopted this standard and will apply the provisions thereof prospectively, where applicable.

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The Company early adopted this standard and will apply the provisions thereof prospectively to future business combinations, where applicable.

In January 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”, which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company adopted EIC-173 on January 1, 2009, and such adoption did not have any impact on the Company’s interim consolidated financial statements.

3              Development, commercialization and license agreement

On March 4, 2009, the Company entered into a development, commercialization and license agreement (the “Agreement”) with sanofi-aventis (“sanofi”). The Agreement is for the development, registration and marketing of cetrorelix in benign prostatic hyperplasia (“BPH”) for the United States market. Under the terms of the Agreement, sanofi made an upfront nonrefundable license fee payment to the Company of $30,000,000. Also per the Agreement, the Company will be entitled to receive a total of $135,000,000 in payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will be entitled to receive escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States, while retaining the option to co-promote the product, currently under development, in that territory.

As with similar prior arrangements, the Company has applied the provisions of the EIC’s Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”, and has determined that all deliverables and

7

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

performance obligations contemplated by the Agreement should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not currently known, probable or estimable. The Company has determined that the nonrefundable license fee represents the only non-contingent element of the Agreement as at March 31, 2009.

The Company has deferred the nonrefundable license fee and is amortizing the related payment as revenue on a straight-line basis over the estimated life cycle of the product that is currently under development. The estimated product life cycle approximates the duration of the Company’s continuing involvement and performance obligations under the Agreement as well as the expected period over which sanofi will derive value from the use of, and access to, the license.

In determining the period over which license revenues are to be recognized, the Company has considered the remaining life of pertinent applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations and pertinent benefits expected to be derived by sanofi.

Future regulatory and commercial milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentages applied to the actual net sales achieved by sanofi, as per the Agreement.

As a result of entering into the Agreement with sanofi, the Company is obliged to pay a royalty to the Tulane Educational Fund (“Tulane”) pursuant to a license agreement whereby the Company obtained licenses to use Tulane’s patents to develop, manufacture, market and distribute various substances, including cetrorelix. This royalty, amounting to $3,000,000, has been deferred and is being amortized to selling expenses over the same period and under the same method as the revenue recognition period of the license fee revenues.

During the quarter ended March 31, 2009, the Company has recognized a total of approximately $286,400 in license fee revenues in connection with the Agreement with sanofi. Concurrently, the Company has incurred approximately $28,600 in expenses, which are represented by the royalty payable to Tulane, discussed above.

4              Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2008	10,083
Impact of foreign exchange rate changes	(572)

Balance as at March 31, 2009	9,511

8

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

5              Inventory

	As at March 31,	As at December 31,
	2009	2008
	$	$
Raw materials	2,097	2,367
Work in progress	837	682
Finished goods	736	336

Total inventory	3,670	3,385

6              Statements of cash flows

	Three months ended March 31,
	2009	2008
	$	$
Changes in operating assets and liabilities
Accounts receivable	1,832	525
Inventory	(440)	373
Prepaid expenses and other current assets	(5,695)	(2,922)
Deferred charges and other long-term assets	(3,000)	—
Accounts payable and accrued liabilities	1,528	3,327
Deferred revenues	30,000	—
Income taxes	(29)	(9)
	24,196	1,294

7              Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

For the three-month period ended March 31, 2009 total defined benefit pension expenses amounted to approximately $183,000 ($200,000 in 2008). For the three-month period ended March 31, 2009, total expenses related to other defined benefit plans amounted to approximately $78,000 ($77,000 in 2008).

The Company sponsors a matching defined contribution plan at its Canadian headquarters. Under that plan, the Company may contribute amounts equal to a percentage of employee contributions. During the three months ended March 31, 2009, matching contributions to the plan totalled approximately $41,000 ($35,000 in 2008).

9

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

The Company also sponsors a 401K plan in its US subsidiary. Under this plan, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make discretionary profit sharing contributions. During the three months ended March 31, 2009, matching contributions to the plan amounted to approximately $15,000 ($23,000 in 2008).

8              Share capital

The following tables summarize the activity under the Company’s stock option plan.

Canadian Dollar Options:

	Three months ended March 31, 2009		Year ended December 31, 2008
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	4,490,759	3.28	4,136,092	3.83
Granted	—	—	735,000	0.59
Forfeited	—	—	(165,000)	3.41
Expired	(3,593)	1.73	(215,333)	4.51

Balance - End of period	4,487,166	3.28	4,490,759	3.28

US Dollar Options:

	Three months ended March 31, 2009		Year ended December 31, 2008
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	313,334	2.76	870,000	2.79
Granted	—	—	—	—
Forfeited	(6,667)	1.68	(556,666)	2.80

Balance - End of period	306,667	2.79	313,334	2.76

10

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

9              Capital disclosures

The Company’s objective in managing capital, composed of shareholders’ equity, is to ensure sufficient liquidity to finance research and development activities, selling, general and administrative expenses, working capital and capital expenditures. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. More recently, however, the Company has tried to optimize its liquidity by non-dilutive sources, including the sale of non-core assets and rights to future royalties, investment tax credits and grants, interest income, licensing and services.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline, prioritizing its lead product candidate, cetrorelix, in Phase 3 for BPH.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

10           Financial risk management

Effective January 1, 2009, due to a change in economic facts and circumstances, the Company’s parent entity and US subsidiary adopted the Euro as their functional currency. This change, accounted for prospectively, did not result in any significant impact upon the interim consolidated financial statements.

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the US dollar (“US$”) and the Canadian dollar vis-à-vis the Euro (“EUR”) exchange rates could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.3248.

If these variations were to occur, the impact on the Company’s consolidated net loss for each category of financial instruments held at March 31, 2009 would be as follows:

	Carrying	Transactions denominated in US$
	amount	-5%	+5%
	$	$	$
Assets
Cash and cash equivalents	25,844	1,292	(1,292)
Total impact on consolidated net loss - (increase)/decrease		1,292	(1,292)

11

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

11           Net loss per share

The following table sets forth the computation of basic and diluted net loss per share.

	Three months ended March 31,
	2009	2008
	$	$
Net loss	(12,388)	(10,866)

Basic weighted average number of shares outstanding	53,187,470	53,187,470

Dilutive effect of stock options	55,576	—

Diluted weighted average number of shares outstanding	53,243,046	53,187,470

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	4,058,833	4,791,092

For the three-month periods ended March 31, 2009 and 2008, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

12           Differences between Canadian and US GAAP

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant measurement and disclosure differences as compared to US GAAP are set out in note 27 to the Company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under US GAAP and as per Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

12

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

Reconciliation of net loss to US GAAP

		Three months ended March 31,
		2009	2008
		$	$
Net loss for the period under Canadian GAAP		(12,388)	(10,866)

Amortization of in-process R&D	(a)	258	354

Net loss for the period under US GAAP		(12,130)	(10,512)

Net loss per share
Basic and diluted		(0.23)	(0.20)

Weighted average number of shares outstanding under US GAAP (note 11)
Basic and diluted		53,187,470	53,187,470

Reconciliation of shareholders’ equity to conform to US GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to US GAAP. Please see corresponding explanatory notes for additional information.

		As at March 31,	As at December 31,
		2009	2008
		$	$
Shareholders’ equity in accordance with Canadian GAAP		7,850	21,475

In-process research and development costs	(a)	(8,088)	(8,341)
Shareholders’ (deficiency) equity in accordance with US GAAP		(238)	13,134

Statement of cash flows

For the three-month period ended March 31, 2009 there were no significant differences between the statements of cash flows under Canadian GAAP as compared to US GAAP.

13

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

a)     Research and development costs

Under US GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

New accounting standards and pronouncements

a)     Adopted in 2009

The Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) Issue No. 07-1, “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”)

The EITF has issued guidance for accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The EITF defines a collaborative arrangement as a contractual arrangement that involves a joint operating activity.  These arrangements involve two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded that revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal participant in the arrangement.  The EITF ratified EITF 07-1 in December 2007, making the guidance effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company has adopted the provisions of EITF 07-1 on January 1, 2009, and such adoption has not had any impact on the Company’s interim consolidated financial statements.

Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), Business Combinations, (“SFAS 141R”)

In December 2007, the FASB issued SFAS No. 141R, which is a revision of previously existing guidance on accounting for business combinations. SFAS 141R retains the fundamental concept of the purchase method of accounting and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company will apply the provisions of SFAS 141R to any business combinations entered into in the future.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS 160 is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the provisions of SFAS 160 to any business combinations entered into, where applicable, in the future.

14

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — Including an amendment of FASB Statement No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS No. 161, which amends and expands the disclosure requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and other related literature. SFAS 161 is effective for financial statements issued for periods beginning after November 15, 2008. The Company has adopted SFAS 161 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”)

In May 2008, the FASB issued SFAS 162, which is intended to improve financial reporting by identifying a consistent framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities. The guidance in SFAS 162 replaces that which is prescribed by the American Institute of Certified Public Accountants’ (“AICPA”) Statement on Auditing Standards (“SAS”) No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for Nongovernmental Entities”. SFAS 162 became effective in January 2009, and the adoption of this standard has not had any impact on the Company’s interim consolidated financial statements.

FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”)

On April 25, 2008, the FASB issued FSP FAS 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and as per other US GAAP guidance. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008 and interim periods within those fiscal years.  The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company has adopted FSP FAS 142-3 on January 1, 2009, and there has been no impact on the Company’s consolidated financial statements.

15

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

For the three-month periods ended March 31, 2009 and 2008

(tabular amounts in thousands of US dollars, except share/option data and as otherwise noted)

b)     Future accounting changes

FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”)

On December 30, 2008, the FASB issued FSP FAS 132(R)-1, which significantly expands the disclosures required by employers for postretirement plan assets. FSP FAS 132(R)-1 requires plan sponsors to provide extensive new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks. FSP FAS 132(R)-1 also requires new disclosures similar to those in SFAS No. 157, Fair Value Measurements, in terms of the three-level fair value hierarchy, including a reconciliation of the beginning and ending balances of plan assets that fall within Level 3 of the hierarchy. FSP FAS 132(R)-1 is effective for periods ending after December 15, 2009, and the pertinent disclosure requirements are annual and do not apply to interim financial statements. The Company is currently evaluating the potential impact, if any, that the adoption of FAS 132(R)-1 will have on its consolidated financial statements.

FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”)

On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends and clarifies SFAS 141R to address application issues raised with respect to initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)-1 is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt FSP FAS 141(R)-1, where relevant, for any future business combinations entered into.

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